Exhibit 99.1

PRIMA BIOMED

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD; ISIN: US74154B2034)

1 November 2013

PRIMA BIOMED FIRST QUARTER REPORT, MANAGEMENT CONFERENCE CALL AND CVAC PROGRAM UPDATE

Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD; ISIN: US74154B2034) (“Prima”, the “Company”) yesterday released its Appendix 4C – Quarterly Report for the first quarter of financial year 2014, the three month period ending 30 September 2013.

The Company ended the quarter with approximately A$31.37 million in cash and term deposits.

Webcast and Conference Call Information

Prima’s management will hold a conference call to discuss first quarter financial results and provide a thorough update of its clinical development plans on November 7, 2013 at 9:00am (Sydney local time). This corresponds to Wednesday, November 6, 2013 at 5:00pm U.S. Eastern standard time. The Conference call dial-in numbers are as follows:

Australia Toll Free 1 800 131 617

Australia Alternate Toll Free 1 800 838 758

USA & Canada 1 855 237 2970

Germany 0800 189 9369

The call will also be audio webcast with additional supplemental slides available viahttp://services.choruscall.com/links/primabiomed131106.html. Before launching the webcast, it is recommended to click on the link and then on “test your systems configuration.”

A replay and a transcript of the teleconference will be available through Prima’s website following the live event.

Operational Highlights of the First Quarter

Share purchase plan “shortfall” placement. Proceeds of approximately A$6.8 million were received during July and August 2013 as a result of share purchase plan “shortfall” placements to sophisticated investors.

CAN-003 analysis and the ovarian cancer clinical research program. On September 18, 2013,

Prima reported top-line analysis of the CAN-003 phase 2 study evaluating the effects of CVac, as compared to an observation-only control arm, in epithelial ovarian cancer patients in complete

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au ABN: 90 009 237 889

remission after first or second line treatment. Prima’s management delivered a presentation of the top-line analysis via webcast and teleconference on October 2.

As advised, Prima will continue monitoring patients from the CAN-003 trial for overall survival data. It is expected that this data will be mature enough for evaluation by approximately the end of calendar year 2014. Further detailed analysis of immune monitoring is ongoing.

To date, the intracellular cytokine staining data indicate that CVac increases T cell activity directed at mucin 1. Prima believes that stimulating mucin 1-specific T cells will result in clinical benefit for ovarian cancer patients. A strong trend of improved progression-free survival in second remission patients was observed; although in the combined data of all patients on the trial, there was no observed PFS improvement.

CAN-004 (“CANVAS”) clinical trial. Because the phase 2/3 CANVAS trial was designed to evaluate progression-free survival as the primary endpoint, Prima suspended enrollment of new patients on to this trial as of September 18. As of that time, 113 patients had been screened at 34 sites in seven countries. Of those patients, 76 patients had met all study criteria, had been randomized, and are in various stages of their first-line treatment. According to the trial design, patients should complete first-line therapy and achieve complete remission prior to entering the dosing stage of the trial. Thirteen patients have completed their first-line therapy and moved on to the dosing part of the CANVAS trial.

Termination of Oncothyreon Inc. License. As of October 2, Prima and Oncothyreon Inc. (previously Biomira, Inc.) agreed to terminate a License and Development Agreement, and all subsequent amendments thereto (collectively “Agreements”), related to a purported license of mucin 1 technology for use in CVac. The now terminated Agreements could have been construed as requiring Prima to pay up to US$8.5 million in research milestones and continued royalties on commercial sales of CVac. The termination clarifies that Prima has no ongoing obligations to Oncothyreon Inc.

In the event that CVac would be approved for sale in the United States prior to 2018, when certain patents related to mucin 1 controlled by Oncothyreon Inc. expire, Prima may need to obtain a license from Oncothyreon Inc. related to use of mucin 1. Mucin 1 patents expire in Canada in 2014 and are already expired in all other countries.

About Prima BioMed

Prima BioMed is a globally active leader in the development of personalized immunocellular therapeutic products for the treatment of cancer. Prima is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Prima’s lead product is CVac™, an autologous dendritic cell-based product currently in clinical trials.

For further information please contact:

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000 Phone: +61 2 9276 1224 Fax: +61 2 9276 1284 www.primabiomed.com.au ABN: 90 009 237 889

USA Investor/Media:

Ms. Jessica Brown, Prima BioMed Ltd.

+1 (919) 710-9061; jessica.brown@primabiomed.com.au

Australia Investor/Media:

Mr. James Moses, Mandate Corporate

+61 (0) 420 991 574; james@mandatecorporate.com.au

Europe Investor/Media:

Mr. Axel Mühlhaus, edicto GmbH

+49 (0) 69 905505-52; amuehlhaus@edicto.de

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000 Phone: +61 2 9276 1224 Fax: +61 2 9276 1284 www.primabiomed.com.au ABN: 90 009 237 889